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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                   -----------

                           For the month of April 2002

                                  FLAG LIMITED

                                   CEDAR HOUSE
                                 41 CEDAR AVENUE
                             HAMILTON HM12, BERMUDA
      (Exact name of registrant and address of principal executive offices)



      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

      Form 20-F................X.............. Form 40-F..................

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes.............................No............X................

      If "Yes" is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):





     ENCLOSURE:  PRESS RELEASE OF THE REGISTRANT'S PARENT, DATED APRIL 12, 2002.


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NEWS RELEASE                                                 [FLAG TELECOM LOGO]

CONTACTS
FLAG Telecom                                  Brunswick
David Morales, VP, Corp. Finance              Jonathan Glass
(+44 20 7317 0837)                            (+44 20 7404 5959)
dmorales@flagtelecom.com                      Tim Payne
                                              (+1 212 333 3810)

                                              Sloane & Company
                                              CHARLES SOUTHWORTH
                                              (+1 212 446 1892)
                                              csouthworth@sloanepr.com


                    FLAG TELECOM FILES FOR VOLUNTARY PETITION
                         FOR BANKRUPTCY UNDER CHAPTER 11

BERMUDA, APRIL 12, 2002, FLAG Telecom (Nasdaq: FTHL; LSE: FTL) announced today that it has filed a voluntary petition (the "Petition") under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York. Certain subsidiaries of the company have also filed voluntary petitions under Chapter 11.

This action was taken after the Board of Directors authorized the filing of the Petition by unanimous vote. The Board's action was taken following the acceleration of the bank debt of FLAG Atlantic Ltd by the syndicate of banks which are its lenders, which constituted a cross-default under the company's indenture for its outstanding senior notes.

As announced yesterday, the Board of Directors has authorized FLAG Telecom's management and advisors to negotiate with certain creditors, including representatives of the FLAG Telecom Atlantic Bank Group, holders of its various Senior Notes, and significant trade creditors, regarding a comprehensive financial restructuring. FLAG Telecom will attempt to reach agreement with these representatives regarding the material terms of a financial restructuring in the coming weeks. If and when such an agreement is reached, a plan of reorganization will be filed with the court, and, when approved, will allow the company to emerge from Chapter 11 with a deleveraged balance sheet and a strong operational base.

ABOUT FLAG TELECOM

FLAG Telecom is a leading global network services provider and independent carriers' carrier providing an innovative range of products and services to the international carrier community, ASPs and ISPs across an international network platform designed to support the next generation of IP over optical data networks. FLAG Telecom has the following cable systems in operation or under development: FLAG Europe-Asia, FLAG Atlantic-1 and FLAG North Asian Loop. Recent news releases and information are on FLAG Telecom's website at www.flagtelecom.com.

                                      # # #

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FORWARD-LOOKING STATEMENTS

STATEMENTS CONTAINED IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS MAY BE 'FORWARD-LOOKING' STATEMENTS AS THE TERM IS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. TO IDENTIFY THESE FORWARD-LOOKING STATEMENTS, LOOK FOR WORDS LIKE 'BELIEVES,' 'EXPECTS,' 'MAY,' 'WILL,' 'SHOULD,' 'SEEKS,' 'INTENDS,' 'PLANS,' 'PROJECTS,' 'ESTIMATES' OR 'ANTICIPATES' AND SIMILAR WORDS AND PHRASES.THESE, AND ALL FORWARD-LOOKING STATEMENTS, ARE BASED ON MANAGEMENT'S CURRENT EXPECTATIONS AND NECESSARILY ARE SUBJECT TO RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CURRENTLY ANTICIPATED DUE TO A NUMBER OF FACTORS WHICH INCLUDE, BUT ARE NOT LIMITED TO: OUR ABILITY TO ACHIEVE REVENUES FROM PRODUCTS AND SERVICES THAT ARE IN THE EARLY STAGES OF DEVELOPMENT OR OPERATION; OUR COMPLETION OF FLAG NORTH ASIAN LOOP WITHIN BUDGET AND ON TIME; OUR ABILITY TO DEPLOY SOPHISTICATED TECHNOLOGIES ON A GLOBAL BASIS; OUR ABILITY TO UPGRADE AND EXPAND OUR NETWORK AND RESPOND TO CUSTOMER DEMANDS AND INDUSTRY CHANGES; REGULATORY ENACTMENTS AND CHANGES; CHANGES IN INTERPRETATION OF US GAAP; COMPETITION AND PRICING PRESSURE; RAPID TECHNOLOGICAL CHANGE; ADVERSE ECONOMIC OR POLITICAL EVENTS; THE ONGOING WAR ON TERRORISM; RISKS OF INTERNATIONAL BUSINESS; UNCERTAINTY REGARDING THE COLLECTIBILITY OF RECEIVABLES AND INSOLVENCY OF COUNTERPARTIES TO IRUS; RISKS ASSOCIATED WITH DEBT SERVICE REQUIREMENTS AND INTEREST RATE FLUCTUATIONS; AND OUR FINANCIAL LEVERAGE. MORE DETAILED INFORMATION ABOUT THESE RISKS IS CONTAINED IN OUR FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. WE CAUTION READERS NOT TO RELY ON FORWARD-LOOKING STATEMENTS, AND WE DISCLAIM ANY INTENT OR OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS.

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                                   SIGNATURES



      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                      FLAG Limited

Dated:    25 April 2002               By:  /s/ Kees van Ophem
                                          ------------------------------
                                      Name:     Kees van Ophem
                                      Title:    General Counsel and Secretary